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[Simpson Thacher & Bartlett LLP letterhead]

April 1, 2005

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0410
Attention: Ms. Nudrat Salik

    Re:
    Rockwood Holdings, Inc.
    Registration Statement on Form S-1
    Filed February 11, 2005
    File No. 333-122764

Dear Ms. Salik:

        On behalf of Rockwood Holdings, Inc. (the "Company"), we are providing the following responses to the comments contained in the comment letter from the Staff of the Commission dated March 29, 2005, relating to the Company's Registration Statement on Form S-1 (the "S-1") and the Form 10-K for the year ended December 31, 2004 (the "Form 10-K") of Rockwood Specialties Group, Inc. ("Group"). For convenience of reference, the text of the comments in the Staff's letter has been reproduced in bold herein.

Business Strategy, page 4

1.
We note your response to prior comment 15. You state that the senior secured credit agreement permits each of these adjustments, notwithstanding the fact that some may have occurred in more than one year. We remind you that Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures discusses the disclosure of non-GAAP financial measures included in credit agreements. Specifically, if the covenant is a material term of a material credit agreement and you believe that information about the covenant is material to an investor's understanding of your financial condition and/or liquidity, it is appropriate for you to present this measure as calculated by the debt covenant in MD&A with other specified disclosures. However, discussion of this non-GAAP financial measure for other purposes would not be permitted unless otherwise allowable under Item 10(e) of Regulation S-K. It appears that you are presenting these amounts for multiple purposes, which include the disclosure of a material covenant in a material credit agreement. Given this, we believe you must comply with Item 10(c) of Regulation S-K. Please explain how your characterization of each of the charges and gains presented in Note 9 and 10 as "special" complies with Item 10(e)(1)(ii)(B) of Regulation S-K or revise your description of the charges and gains.

          As discussed with the Staff on March 29, 2005, the Company uses only the definition set forth in the senior secured credit agreement in calculating Adjusted EBITDA. Specifically, the Company uses this Adjusted EBITDA measure, as defined under the senior secured credit agreement, as both a liquidity measure and a performance measure in connection with certain performance options. As further discussed, management believes each of the charges and gains for which adjustment has been made is included in the definition under the senior secured credit agreement; management believes none of the charges or gains required special permission from the lenders. As discussed, the Company has limited its disclosure of Adjusted EBITDA to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and "Description of Indebtedness—Senior Secured Credit Facilities—Financial Covenants" section. Finally, as agreed, no revision of the description of the charges and gains will be made.

Unaudited Pro Forma Condensed Combined Financial Information, page 44

2.
Please ensure that your pro forma balance sheet, capitalization table, and your disclosures throughout the filing reflect the dividend payment referred to in your response to prior comment 93.

          The Company respectfully informs the Staff that it will revise its disclosure in Amendment No. 1 to the S-1 to reflect the payment of a $100.0 million dividend to the Company's existing stockholders.

Note 7. Long-Term Debt, page F-20

3.
We note your response to prior comment 86. Please demonstrate how you determined that the refinancing which occurred on July 23, 2003 resulted in substantially different debt instruments, and therefore should have been accounted for as a debt extinguishment. It appears that this refinancing resulted in the exchange of $883.3 million of outstanding debt and $2.4 million of accrued interest for new aggregate borrowings of $886 million.

          The Company respectfully informs the Staff that the debt refinancing on July 23, 2003 was accounted for as an extinguishment in accordance with Paragraph 16 of SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and wishes to clarify its response, dated March 23, 2005, to comment #86 of the Staff's letter dated March 11, 2005.

          The Company concluded that the July 2003 refinancing met the criteria set forth in Paragraph 16 of SFAS 140 for liability extinguishment because the holders of the new debt were substantially different than the refinanced debt. The original debt was held by four lenders, while the new debt was syndicated to a group of more than 100 lenders, with the original four lenders holding only a small percentage. The Company then considered the guidance in EITF 96-19 Debtor's Accounting for a Modification or Exchange of Debt

          Instruments and determined that it was not applicable.

          The Company's conclusion that there was a substantial difference in debt holders is based on the following facts:

          Refinanced Debt.    The debt that was outstanding prior to the July 2003 refinancing consisted of two components: (1) Group's 2000 senior secured credit facilities and (2) Group's 2000 senior subordinated loan. The borrowings under the 2000 senior secured credit facilities and 2000 senior subordinated loan, which totaled $883.3 million plus $2.4 million of accrued and unpaid interest, were fully repaid in cash in connection with the July 2003 refinancing.

          New Debt.    The July 2003 refinancing consisted of four components: (1) Group's 2003 senior secured credit facilities of $435.0 million; (2) Group's $375.0 million aggregate principal amount of senior subordinated notes due 2011; (3) senior discount notes due 2011 of Rockwood Specialties International, Inc. ("International") issued for gross proceeds of $70.0 million; and (4) the Company's redeemable convertible preferred stock issued for $25.0 million.

    •
    The Company was informed by the syndicate manager of the 2003 senior secured credit facilities that the lenders were substantially different than the lenders under the 2000 senior secured credit facilities.

    •
    The senior subordinated notes due 2011 were sold to initial purchasers for resale in transactions not requiring registration under the Securities Act or applicable state securities laws. Specifically, the notes were resold to Qualified Institutional Buyers in accordance with Rule 144A under the Securities Act and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act. Based on communications with the initial purchasers, the Company was made aware that the purchasers of the senior subordinated notes due 2011 from the initial purchasers (high-yield bond investors) were substantially different than the lenders under the 2000 senior subordinated credit facilities and 2000 senior subordinated loan.

    •
    International's senior discount notes due 2011 were sold to the initial purchasers and/or their affiliates of the senior subordinated notes due 2011 and immediately thereafter resold to an affiliate of KKR, the Company's substantial majority stockholder and a private equity investor that had not previously participated in lending activities with the Company. The Company will disclose the related party nature of this debt instrument in future filings.

    •
    The Company's redeemable convertible preferred stock was also issued to an affiliate of KKR that had not previously participated in lending activities with the Company.

Note 8. Taxes on Income, page F-23

4.
We note your response to prior comment 88. We remind you that paragraph 23 of SFAS 109 states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.

  One of the factors that you believe provides positive evidence regarding the realizability of a U.S. federal deferred tax asset is the amount of future taxable income based on adjusted historical taxable results. Please address the following comments regarding this factor:

  •
  Paragraph 24(c) of SFAS 109 states that positive evidence that might support a conclusion that a valuation allowance is not needed would include evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition. Given that you incurred foreign exchange gains (losses) and restructuring costs in multiple years, it is not clear why you are adjusting your historical loss for these amounts;

  •
  It is not clear why the foreign exchange gains (losses) presented in your response do not agree to the amounts reported on page 13 of your Form S-1 based on the description provided in note (3); and

  •
  Please help us understand why you are including the "EPA to ACQ Income Impact" as an adjustment to your historical results. Tell us whether these amounts are included in the projections of future taxable income provided in your response.

  Regarding the tax planning strategies, please tell us whether you have committed to selling or have any contracts in place to sell any of the U.S. Businesses.

          When considering income from future operations, SFAS 109, Accounting for Income Taxes, paragraph 105, "requires consideration of future taxable income and other available evidence when assessing the need for a valuation allowance. Various assumptions and strategies (including elections for tax purposes) are implicit in estimates of expected future taxable income. The Board concluded that it should not try to establish detailed criteria and other rules and requirements for those types of assumptions and strategies." Paragraph 21 states:

          Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback, carryforward period available under the tax law. The following four possible sources of taxable income may be available under the tax law to realize a tax benefit for deductible temporary differences and carryforwards:

    a.
    Future reversals of existing taxable temporary differences

    b.
    Future taxable income exclusive of reversing temporary differences and carryforwards

    c.
    Taxable income in prior carryback year(s) if carryback is permitted under the tax law

    d.
    Tax-planning strategies that would, if necessary, be implemented to, for example:

    (1)
    Accelerate taxable amounts to utilize expiring carryforwards

    (2)
    Change the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss

    (3)
    Switch from tax-exempt to taxable investments.

    Evidence available about each of those possible sources of taxable income will vary for different tax jurisdictions and, possibly, from year to year. To the extent evidence about one or more sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered. Consideration of each source is required, however, to determine the amount of the valuation allowance that is recognized for deferred tax assets.

            Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. In situations in which future realization of deferred tax assets is dependent on income from future operations we believe that SFAS 109 requires the relative significance of cumulative losses be addressed within the guidance provided in paragraphs 24 and 103. Paragraph 103 states that the more likely than not realization criterion of SFAS 109 requires:

        "Positive evidence of sufficient quality and quantity to counteract negative evidence in order to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. For that reason, the Board concluded that a more restrictive criterion such as assured beyond a reasonable doubt is not necessary."

            The Company believes that SFAS 109 creates a rebuttable presumption that an entity should record a full valuation allowance, in circumstances in which an entity has cumulative losses in recent years, but that rebuttable presumption can be overcome by positive evidence of the type described in paragraph 24 or by credible forecasts of future taxable income. An enterprise must use judgment in considering the impact of negative and positive evidence and the weight given to the potential effect of negative and positive evidence should be commensurate with the extent that it can be objectively verified.

            As of December 31, 2003, the Company continued to believe, based on the weight of available evidence, that no valuation allowance was required for the deferred tax asset recognized related to U.S. Federal net operating loss carryforwards for the following reasons:

    •
    Although the Company generated approximately $220 million in pretax consolidated worldwide losses during the three years ended December 31, 2003, only $127 million related to losses within the U.S. tax jurisdiction. Average annual U.S. jurisdiction historical losses total $26.3 million computed after exclusion of a non-recurring restructuring charge incurred in 2001 of $9.7 million and 2003 debt refinancing costs of $38.3 million.

    •
    In 2001, the Company undertook certain severance restructuring actions within its worldwide salary and hourly workforce in an effort to reduce employee costs and headcounts that arose in connection with the KKR acquisition and the Company's resulting organization as a stand-alone company. As a result, 70 individuals were terminated in 2001 and $2.4 million of severance costs were recorded. In connection with this restructuring activity, the Company recorded an additional $0.7 million in restructuring expense related to the write-down of property, plant and equipment. On December 21, 2001, the Company announced a broad-based involuntary reduction in its salary and hourly worldwide workforce of approximately 10%. The Company established a severance plan providing severance pay and medical coverage benefits for those employees affected. The Company recorded a restructuring charge of $6.6 million for the year ended December 31, 2001 related to this program, including severance costs for 150 employees. The $9.7 million of restructuring expense shown in the Company's consolidated statement of operations for 2001 is a specific unusual non-recurring item that has been excluded from its historical average cumulate losses which serve as the basis for its analysis of projected future taxable income.

    •
    In July 2003, the Company wrote off $36.9 million of deferred debt issuance costs relating to long-term debt that was repaid as part of the July 2003 debt refinancing. In December 2003, the Company incurred $1.4 million of expenses in connection with a further modification of its senior credit agreement resulting in a 75 basis point interest rate reduction on $290.0 million of its senior debt. The Company has considered these charges to be specific unusual non-recurring items and has excluded the $38.3 million from its historical average cumulative losses which serve as the basis for its analysis of projected future taxable income.

    •
    Projected future taxable income was further adjusted to factor in an increase in sales for environmentally advanced chemicals like ACQ, which are growing rapidly in North America as well as in Europe. ACQ demand increased following an industry-wide voluntary transition to non-arsenic-chrome-based wood protection products. In the culmination of that process, in March 2003, the EPA amended the registrations for CCA prohibiting CCA treatment of wood, effective December 31, 2003, for use in most residential settings, including play structures, decks, picnic tables, landscaping timbers, residential fencing, patios and walkways and boardwalks. Various types of restrictive legislation that would further affect the ability to use arsenic-based chemicals are currently being proposed in various jurisdictions in the United States and Canada. In European Union markets, restrictions were enacted in mid-2004. The Company's forecast of future taxable income has extrapolated the resulting positive effects of the changed regulatory environment for this product based on a flat line projection of sales activity incurred in January and February 2004 following the December 31, 2003 EPA changes. ACQ taxable net income increased in the first two months following EPA action in 2003 by $4.5 million or $27 million dollars on an annualized basis. This increase in taxable net income was included within the Company's projection of future taxable income without further consideration of expected growth in sales because it did not believe, even with the dramatic regulatory changes, projected continued growth represented verifiable evidence at this time. The Company did, in fact, generate positive taxable income through the six months ended June 30, 2004.

      •
      The Company has pay-in-kind ("PIK") loans and notes and senior discount notes outstanding for which approximately $19.6 million of annual PIK interest included as interest expense in its consolidated net loss before taxes is not currently deductible for U.S. tax reporting purposes. The PIK interest will not be deductible for U.S. tax purposes until 2011, at which time the PIK loans and notes and senior discount notes will be repaid. The Company has reflected the origination and reversal of this temporary difference in its projection of future taxable income which results in sufficient taxable income being generated through 2008 sufficient to fully utilize its U.S. NOL carryforwards.

          Based on the above items, the Company calculated its expected annual taxable income on a normalized, steady state basis of approximately $20.3 million ($127 million three year cumulative losses – $9.7 million and $38.3 million nonrecurring items = $79 million 3 years = $26.3 million annualized U.S. loss which is reduced by $19.6 million of nondeductible PIK interest and increased by ACQ annualized taxable income of $27 million). Therefore, based on this amount, the Company believes that it will generate sufficient future taxable income to fully realize its recorded U.S. NOL carryforwards before expiration. The Company has not excluded any foreign exchange gains or losses from its cumulative historical losses for purposes of this analysis. For a detailed presentation of the U.S. valuation allowance analysis, please see Annex A attached to this letter.

          The Company also identified a significant tax planning strategy as part of its evaluation of evidence needed to rebut the presumption that a full valuation allowance was needed for U.S. NOL carryforwards at December 31, 2003. While the existence of a qualifying strategy often provides more objectively determinable evidence of realizability and may be given more weight than a forecast of future taxable income from future events, the Company's reliance on the sale of appreciated businesses was identified but not relied upon as the Company had other sources of taxable income as described above which were sufficient for it to conclude that no valuation allowance was needed at

    December 31, 2003. The Company currently does not have a contract in place to sell the company identified as a non-core appreciated business but remains committed to applying this strategy in the future if needed to fully realize the U.S. NOL carryforward prior to its expiration.

Note 10. Employee Benefit Plans, page F-25

5.
We note your response to prior comment 90. At December 31, 2003 your accumulated benefit obligation was $47.3 million and your fair value of plan assets was $25.8 million, resulting in a difference of $21.5 million. Given this, it is not clear how the recording of $17.2 million of accrued benefit liabilities complies with paragraphs 36 and 37 of SFAS 87. Please provide a comprehensive explanation which demonstrates how your accounting complies with SFAS 87.

          The Company respectfully informs the Staff that, as of December 31, 2003, its accumulated benefit obligation was $42.1 million, its projected benefit obligation was $47.3 million and the fair value of its plan assets was $25.8 million. In response to the Staff's comment, the Company will revise its disclosure in Group's Form 10-K and Amendment No. 1 to the S-1 to specifically state the accumulated benefit obligation as of each balance sheet date.

          The Company calculated its accrued benefit liabilities in accordance with Paragraphs 36 and 37 of SFAS 87 Employers Accounting for Pensions. As of December 31, 2003, each of its defined benefit plans had an accumulated benefit obligation that exceeded the fair value of the plan assets. Therefore, the Company recognized an accrued benefit liability on its balance sheet for each plan in which the liability previously recognized as an unfunded accrued pension cost was less than the unfunded accumulated benefit obligation. As of December 31, 2003, this amount totaled $17.2 million and was reflected in Note 10 ("Employee Benefit Plans") to its 2003 consolidated financial statements in line item "Accrued benefit liability" under "Amount Recognized in the Consolidated Balance Sheets."

Note 11. Stock-Based Compensation, Page F-29

6.
We note your response to prior comment 91. Your performance options have vesting schedules over an eight year period. Other forms of stock-based compensation vest over shorter periods. Specifically, restricted stock vests over three years and time options vest over five years. Please tell us what considerations were given to these vesting periods in determining it was appropriate to account for these options using fixed plan accounting. Please also tell us whether you have employment agreements with any of the employees who were granted performance options. If so, tell us the terms of these agreements including renewal provisions as well as what considerations were given to these agreements in determining it was appropriate to account for these options using fixed plan accounting.

          The Company respectfully informs the Staff that the awards it refers to as performance options are accounted for as fixed stock options because the Company concluded the eight-year fixed vesting schedule is substantive. This conclusion is based on an assessment of each recipient of a performance option grant that it is more likely than not that such individual will remain employed with the Company through that eight-year fixed vesting date, particularly if the performance trigger has not occurred. In reaching this conclusion, the Company considered the following facts and circumstances:

      Fixed Vesting Period Insignificantly Incremental to Performance-Accelerated Vesting. The performance vesting period is comprised of five annual tranches, with an annual cumulative vesting accelerator. The Company believes that if an employee remains employed with the Company for five years during which the performance—accelerating criteria are not met, it is more likely than not that such employee will remain employed the three additional years required for all performance options to vest. The Company concluded that under these circumstances the additional three years required to reach the eight-year fixed vesting date for the performance options is not a significantly incremental amount of time for the individual to remain employed by the Company.

      Minimal Turnover. Historically, the Company has had minimal turnover in the key management positions.

      Performance Options Only 50% of Option-Related Compensation. Each individual who receives performance options also receives time options; there are no individuals who receive only performance options. Typically, an individual receives 50% time options and 50% performance options. The vesting period for the time options is five years. The Company again concluded that the additional three years required to reach the eight-year fixed vesting date for the performance options is not a significantly incremental amount of time for an individual to remain employed by the Company if the performance-accelerating criteria have not been met. (Restricted stock has only been granted in one instance, specifically, the Company's chief executive officer upon his initial employment with the Company. The Company does not consider the three-year vesting period of that restricted stock to be an important consideration in determining the substantive nature of the performance option vesting period, given that this was an isolated grant and is a relatively small portion of the chief executive officer's cumulative compensation.)

      Age of Applicable Individuals. The Company does not have an overall mandatory retirement age policy. In addition, while the Company does have employment agreements with some of the employees who were granted performance options, none of these employment agreements contain mandatory retirement age provisions.

      Renewal Provisions of Employment Agreements. The employees of the historic Rockwood businesses that have been granted performance options have generally entered into employment agreements with the Company that do not have a fixed term and continue until terminated by either party with varying notice periods.

          The senior level employees of the acquired Dynamit Nobel businesses (principally the key employees named by the Company in the S-1) that have been granted performance options have generally entered into employment agreements with Dynamit Nobel that have fixed terms of three to five years, which is common practice in Germany. The Company assumed Dynamit Nobel's obligations and rights under these agreements. Notwithstanding the three to five year period, employees in Germany typically renew their agreements and in any event, would be expected to renew such agreements given their significant economic interest in the Company pursuant to their stock purchases and option grants. Many of these employees have been employed by the Dynamit Nobel businesses for several years.

          There are generally no employment agreements with the remaining employees of the acquired Dynamit Nobel businesses that have been granted performance options.

          In addition, subsequent to the Company's original assessment, the following facts and circumstances further support that an eight-year vesting period was and remains substantive:

    Minimal Turnover. The Company has continued to experience minimal turnover in key management positions. Since establishing the eight-year vesting period for the performance options, 100 individuals have received performance options and only seven of those individuals are no longer employed by the Company. Furthermore, this absence of departures is even more significant in light of the Company's failure to meet any of the established targets required to accelerate vesting for the first three annual tranches.

          Accordingly, the Company has concluded that fixed plan accounting for the "performance" options is appropriate and in accordance with APB Opinion 25 because the terms of the stock option plan and the related option agreements provide for full vesting of the award within a period of time for which the Company believes the grantees will more likely than not remain employed by the Company. Thus, the measurement date for these performance options is the option grant date in accordance with APB Opinion 25 because the predefined, non-accelerated vesting schedule is deemed to be substantive.

7.
Please disclose how you accounted for the modification of the performance targets in October 2004. Please also tell us how your accounting complies with FIN 44.

          As noted in Note 11 ("Stock Based Compensation") to the Company's 2003 consolidated financial statements, as a result of the Dynamit Nobel acquisition, the Company modified the applicable performance targets required for vesting of the performance options. To maintain the intent of the original incentive feature, the applicable original stock option agreements allowed for such a modification at the discretion of the Company's Board of Directors in the event of such a significant acquisition.

          Because the Dynamit Nobel acquisition resulted in more than doubling the Company's net sales and Adjusted EBITDA, the modification resulted in an increase in the performance targets to maintain the original incentive feature of the performance options. Absent the modification, an employee's performance options would have vested prior to meeting the performance targets as modified. Because the modification does not accelerate the vesting of the performance options, this outcome is the opposite of the type of modifications addressed in Paragraph 36 of FIN 44. Therefore, if it were determined that the modification resulted in a new measurement date, there would be no accounting consequence of the modification because, absent the modification, no performance options would have remained unvested.

8.
We note your response to prior comment 93. You state that the range of the offering price is currently expected to be $850 to $1050 (after giving effect to a dividend payment of $100 million from the net proceeds). Tell us the range of the expected offering price prior to giving effect to this dividend payment.

          The Company respectfully informs the Staff that, upon reviewing its statement in its response to prior comment #93, the Company realized that such statement was inaccurate. The $850 to $1050 range provided in the March 18, 2005 letter is the range prior to giving effect to the $100.0 million dividend payment. The initial range of the expected offering price for the initial public offering is currently expected to be $780 to $980 (without giving effect to the stock split that will be effected in connection with the initial public offering). The Company regrets the confusion inadvertently created in its effort to provide the Staff with the accurate and relevant information.

9.
You state that you negotiated a price of $500 per share with DLJMB based on your financial condition, historic results of operations, business prospects and the forecast of the combined entity resulting from the acquisition. Please address the following:

•
Please tell us what specific financial information was given to DLJMB when negotiating the price of $500;

•
Please provide us with a summary of the forecasts given to DLJMB, which should include sales, gross profit, operating income, and net income;

•
Please tell us whether the forecasted results of operations for the year ended December 31, 2004 were consistent with the actual results of operations for the year ended December 31, 2004. Please explain any significant differences; and

  Please tell us whether there have been any significant changes to your forecasts since providing them to DLJMB. If so, provide us with a summary of your most recent forecasts, which should include sales, gross profit, operating income, and net income, and explain any significant differences.

          The Company respectfully informs the Staff that the price of $500 per share paid by DLJMB in July 2004 was determined in an arm's—length transaction by independent parties, with no prior business relationship with the Company. Prior to its investment, DLJMB performed financial and legal due diligence on Rockwood and was involved in the due diligence of Dynamit Nobel. The price is, by definition, the fair value since the definition of fair value is the price at which an independent third party is willing to pay and at which the seller is willing to sell, other than in a forced sale or liquidation.

          Furthermore, as noted in the Company's March 18, 2005 letter in response to comment #93, at the time of these negotiations, the Company was 85.9% owned by affiliates of KKR, a highly experienced, sophisticated global private equity firm with more than $21.0 billion invested in more than 115 transactions. The Company believes that KKR would agree to a purchase price only at or above fair value. Given KKR's ownership of 564,000 shares, plus warrants to purchase another 25,000 shares at $500 per share, the value of KKR's stock would have increased $29.5 million for each additional $50 paid per share by DLJMB.

10.
It remains unclear to us how your common stock value increased from $500 per share at November 30, 2004 to a range of $850 to $1050 (after giving effect to a dividend payment of $100 million from the net proceeds), which represents an increase in value of 70% to 110% in an approximately four month period. Given that these amounts reflect the dividend payment, the actual increase in value will be higher. Please provide a reconciliation between the $500 to the expected IPO range prior to giving effect to the dividend payment; this reconciliation should show the estimated impact of each significant factor contributing to the difference in values.

          As set forth in its letter dated March 18, 2005 in response to comment #93, the Company respectfully informs the Staff that the Company believes the fair value of its common stock remained $500 per share from July 31, 2004 through the time the Company decided to pursue an initial public offering in late December 2004. Management did not have initial discussions with KKR and DLJMB to consider an initial public offering until December 14, 2004. Management did not meet with potential underwriters to receive proposals until January 27, 2005 and did not engage underwriters until February 9, 2005.

          The $500 per share fair value of the Company as of July 31, 2004 was supported by several facts. First, the Dynamit Nobel businesses—leading European chemicals businesses—were purchased from mg technologies ag through a public auction process run by investment bank Lazard Freres for $1,968.5 million. The auction process clearly determined the fair market value for these businesses because numerous bidders submitted competing bids. Upon the consummation of the Dynamit Nobel acquisition, the Dynamit Nobel businesses represented approximately 67% of the net sales of the combined company. Following the Dynamit Nobel acquisition, the Company was viewed as a predominantly European company because approximately 53% of its 2003 pro forma net sales originated in Europe. Management believed, therefore, that the Company would continue to be valued based on the European chemical company valuations. Second, as discussed in response to comment #9, in connection with the Dynamit Nobel acquisition, KKR and the Company negotiated a $500 per share purchase price with DLJMB, an independent third-party investor. At $500 per share, with a combined enterprise value of $3,848.4 million, $513.0 million of last twelve months ("LTM") Adjusted EBITDA and 1,471,693 shares outstanding, the Company was valued at 7.5x LTM Adjusted EBITDA at the consummation of the Dynamit Nobel acquisition.

          The Company viewed the $500 price per share paid by DLJMB as part of the Dynamit Nobel acquisition and the valuation based on the public auction of the Dynamit Nobel businesses in Europe as overwhelming evidence of the fair value of the common stock throughout the Fall 2004. The Company believes that fair value did not change as a result of the following factors: (a) there had been no material changes to its operations and prospects, largely due to the proximity in time to the consummation of the Dynamit Nobel acquisition, because improvement initiatives had not yet been implemented and because the Groupe Novasep combination had not yet been completed; (b) performance was below budget; (c) pro forma LTM Adjusted EBITDA was generally flat; (d) net debt levels were increasing, thus decreasing the residual equity value; and (e) integration risk associated with the Dynamit Nobel acquisition continued to exist.

          Furthermore, because there was no significant change in its revenue base, the Company continued to be viewed as a predominantly European business. This perception was reinforced when the Company acquired the Johnson Matthey pigments and dispersions business on September 1, 2004, further increasing the Company's revenue base in Europe. Consequently, the 7.5x LTM Adjusted EBITDA valuation for the Company remained in effect through Fall 2004.

          The Company did not contemplate an initial public offering through Fall 2004. Management did not have initial discussions with KKR and DLJMB to consider an initial public offering until December 14, 2004. Management did not meet with potential underwriters to receive proposals until January 27, 2005 and did not engage underwriters until February 9, 2005. Prior to the Dynamit Nobel acquisition, management believed that the public equity market perceived the Company as too small. The Dynamit Nobel businesses gave the Company the required scale that it believed would be necessary to complete a successful initial public offering. However, given the transformative nature of the transaction, management also believed that a significant period of time would be required to complete the integration of the Dynamit Nobel businesses and that completing such integration was one of several prerequisites to an initial public offering.

          As set forth in its March 18, 2005 letter, the Company also respectfully informs the Staff that several factors contributed to the difference between fair value prior to the Company's decision to pursue an initial public offering and the currently expected range of $850 to $1050 per share (before giving effect to the $100.0 million dividend payment to existing stockholders and without giving effect to the stock split that will be effected in connection with the initial public offering) (as noted in response to comment #8, the currently expected range is $780 to $980 per share after giving effect to the dividend payment). The underwriters advised KKR that the Company was a good prospect for an initial public offering and that there would be significant demand from investors to list the company on the New York Stock Exchange. This shift in perception of the Company to a global specialty chemicals company and a viable candidate for a U.S. initial public offering was based largely on the successful initial public offering of the Celanese Corporation on January 26, 2005.

          Celanese, a German chemical company, was acquired by a private equity sponsor when it was trading at approximately 5.2x Adjusted EBITDA, taken private and nine months later, listed on the New York Stock Exchange, trading at a multiple of approximately 6.7x Adjusted EBIDTA. This established for the Company and the underwriters that the multiple valuation discount sometimes applied in the European markets would not apply in connection with the Company's initial public offering.

          Once this decision was made to pursue an initial public offering in the United States, listed on the New York Stock Exchange, management decided that the Company's valuation was no longer based upon the European chemical companies' trading values, but rather on those of publicly traded U.S. specialty chemical companies. The underwriters believe that the appropriate group of comparable U.S. specialty chemical companies currently trades at an average of 9.0x 2005E Adjusted EBITDA. This significant increase in valuation multiples—from 7.5x LTM Adjusted EBITDA as a European chemicals company to 9.0x 2005E EBITDA as a U.S. public specialty chemicals company—is why fair value increased from $500 per share to $850 to $1050 per share ($780 to $980 per share after giving effect to the payment of the dividend).

ROCKWOOD SPECIALTIES GROUP'S
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003

Comment applicable to your overall filing

11.
Please address the comments above in the future filings of Rockwood Specialties Group, as applicable.

          The Company respectfully informs the Staff that it will address all applicable comments in the future filings of Group.

        Please call me (212-455-2758) or Anette Somosi (212-455-2485) of this firm with any questions if you wish to discuss the above responses.

Very truly yours,
/s/ ROXANE F. REARDON
Roxane F. Reardon

Copies to:
Rufus Decker—Securities and Exchange Commission
Lesli Sheppard—Securities and Exchange Commission
Thomas J. Riordan—Rockwood Holdings, Inc.
William Calder—Deloitte & Touche LLP

ANNEX A

Rockwood Holdings, Inc.
US Valuation Allowance Analysis
(in millions)

	2001	2002	2003	Average	2004	2005	2007	2008	2011	2012	2029
Rockwood Holdings Net Loss	(54.4)	(68.2)	(96.8)
Loss attributable to non-US	(14.5)	(45.1)	(33.0)

US book loss	(39.9)	(23.1)	(63.8)
Non-Recurring Items
Restructuring Charges	9.7	0.0	0.0
Refinancing Expenses	0.0	0.0	38.3

Adjusted Book Income/(Loss)	(30.2)	(23.1)	(25.5)	(26.3)	(26.3)	(26.3)	(26.3)	(26.3)	(26.3)	(6.7)	(6.7)
Permanent & Temporary Items—PIK Note	15.8	18.3	24.6	19.6	19.6	19.6	19.6	19.6	(346.9)	0	0

Normalized Book Income				(6.7)	(6.7)	(6.7)	(6.7)	(6.7)	(373.2)	(6.7)	(6.7)
Change in Business
ACQ			27.0	27.0	27.0	27.0	27.0	27.0	27.0	27.0	27.0

Normalized Taxable Income				20.3	20.3	20.3	20.3	20.3	(346.2)	20.3	20.3
Tax NOL carryover					(78.7)	(58.4)	(17.8)	0.0	0.0	(346.2)	(0.5)

Net Normalized Taxable Income After NOL					(58.4)	(38.1)	2.5	20.3	(346.2)	(325.8)	19.8
Tax planning strategies:
Sale of business			34.8
PIK Note Paid in 2011
Sub 1 note—Deduction		314.4
Sub 2 note—Deduction		32.5

Total Deduction—2011		346.9
Normalized Taxable Income per year—Year 2011		$(346.2)

# of yrs to utilize NOL based upon normalized income of $20.3        17 years        (326.6/$20.3)

Conclusion:    NOL generated from PIK note payment is fully utilized within the 20 year carryforward period

In 2012, the book loss is reduced by $19.6 due to the PIK note interest being paid-in-full

QuickLinks

ROCKWOOD SPECIALTIES GROUP'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003
ANNEX A Rockwood Holdings, Inc. US Valuation Allowance Analysis (in millions)